Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2010 and 2009
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2010	2009 (Restated Note 1b)	2010	2009 (Restated Note 1b)
	$	$	$	$

Revenue	901,614	950,419	2,725,061	2,899,110

Operating expenses
Costs of services, selling and administrative	731,936	791,890	2,221,651	2,424,853
Amortization (Note 8)	44,332	47,524	135,827	139,261
Interest on long-term debt	4,363	3,503	11,917	15,463
Interest income	(786)	(236)	(1,770)	(1,783)
Other expenses (income)	1,135	(1,185)	480	2,172
Foreign exchange loss (gain)	872	(2,130)	(290)	383
Gain on sale of assets	(396)	-	(396)	-
	781,456	839,366	2,367,419	2,580,349
Earnings from continuing operations before income taxes	120,158	111,053	357,642	318,761
Income tax expense	34,278	34,375	78,952	85,504
Earnings from continuing operations	85,880	76,678	278,690	233,257
Earnings from discontinued operations, net of income taxes	-	-	-	1,308
Net earnings	85,880	76,678	278,690	234,565
Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	85,824	76,530	278,392	232,608
Earnings from discontinued operations	-	-	-	1,308
Net earnings attributable to shareholders of CGI Group Inc.	85,824	76,530	278,392	233,916
Non-controlling interest
Net earnings attributable to non-controlling interest	56	148	298	649
Net earnings	85,880	76,678	278,690	234,565

Basic earnings per share from continuing and discontinued operations attributable to shareholders of CGI Group Inc. (Note 6d)	0.30	0.25	0.97	0.76
Diluted earnings per share from continuing and discontinued operations attributable to shareholders of CGI Group Inc. (Note 6d)	0.30	0.25	0.94	0.75

CGI GROUP INC.
Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2010	2009 (Restated Note 1b)	2010	2009 (Restated Note 1b)
	$	$	$	$
Net earnings	85,880	76,678	278,690	234,565
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations (net of income taxes)	32,993	(75,381)	(30,945)	83,692
Net unrealized (losses) gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	(6,928)	10,266	4,753	8,851
Net unrealized (losses) gains on cash flow hedges (net of income taxes)	(7,098)	15,325	599	7,615
Other comprehensive income (loss) (Note 9)	18,967	(49,790)	(25,593)	100,158
Comprehensive income	104,847	26,888	253,097	334,723
Attributable to:
Shareholders of CGI Group Inc.	104,791	26,740	252,799	334,074
Non-controlling interest	56	148	298	649

Consolidated Statements of Retained Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30				Nine months ended June 30
	2010		2009 (Restated Note 1b)		2010		2009 (Restated Note 1b)
	$		$		$		$
Retained earnings, beginning of period		1,189,098		1,077,609		1,182,237		921,380
Net earnings attributable to shareholders of CGI Group Inc.		85,824		76,530		278,392		233,916
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 6a)		(77,982)		(17,509)		(263,392)		(18,666)
Change in subsidiary investment		-		-		(297)		-
Retained earnings, end of period		1,196,940		1,136,630		1,196,940		1,136,630

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at June 30, 2010	As at September 30, 2009 (Restated Note 1b)
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2)	394,598	343,427
Short-term investments	11,877	-
Accounts receivable	393,089	461,291
Work in progress	272,691	249,022
Prepaid expenses and other current assets	78,629	82,237
Income taxes	3,422	2,759
Future income taxes	15,405	15,110
	1,169,711	1,153,846
Capital assets	226,101	212,418
Intangible assets (Note 4)	422,954	455,775
Other long-term assets	50,675	60,558
Future income taxes	11,130	10,173
Goodwill	1,654,862	1,674,781
Total assets before funds held for clients	3,535,433	3,567,551
Funds held for clients	277,705	332,359
	3,813,138	3,899,910

Liabilities
Current liabilities
Accounts payable and accrued liabilities	247,290	306,826
Accrued compensation	145,666	165,981
Deferred revenue	150,496	136,135
Income taxes	103,576	88,002
Future income taxes	35,536	50,250
Current portion of long-term debt	123,438	17,702
	806,002	764,896
Future income taxes	140,912	171,697
Long-term debt	294,510	265,428
Other long-term liabilities	92,831	83,934
Total liabilities before clients’ funds obligations	1,334,255	1,285,955
Clients’ funds obligations	277,705	332,359
	1,611,960	1,618,314
Shareholders’ equity
Retained earnings	1,196,940	1,182,237
Accumulated other comprehensive loss (Note 9)	(311,583)	(285,990)
	885,357	896,247
Capital stock (Note 6a)	1,229,653	1,298,270
Contributed surplus (Note 6c)	79,798	80,737
Equity attributable to shareholders of CGI Group Inc.	2,194,808	2,275,254
Equity attributable to non-controlling interest	6,370	6,342
	2,201,178	2,281,596
	3,813,138	3,899,910

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2010	2009 (Restated Note 1b)	2010	2009 (Restated Note 1b)
	$	$	$	$
Operating activities
Earnings from continuing operations	85,880	76,678	278,690	233,257
Adjustments for:
Amortization (Note 8)	50,350	53,078	152,964	156,042
Future income taxes	(5,758)	12,498	(47,527)	22,776
Foreign exchange gain (loss)	(184)	(1,090)	(605)	1,605
Stock-based compensation costs (Note 6b)	3,725	2,173	11,621	6,423
Gain on sale of assets	(396)	-	(396)	-
Net change in non-cash working capital items	(30,867)	27,557	(853)	17,691
Cash provided by continuing operating activities	102,750	170,894	393,894	437,794

Investing activities
Purchase of short-term investments	(1,039)	-	(11,877)	-
Business acquisitions (net of cash acquired)	-	(1,142)	-	(1,332)
Proceeds from sale of assets and businesses (net of cash disposed)	-	-	-	4,991
Purchase of capital assets	(10,364)	(16,725)	(31,367)	(48,516)
Proceeds from disposal of capital assets	887	-	887	-
Additions to intangible assets	(10,030)	(18,340)	(50,971)	(45,290)
Cash used in continuing investing activities	(20,546)	(36,207)	(93,328)	(90,147)

Financing activities
Use of credit facilities	-	-	107,234	144,694
Repayment of credit facilities	-	-	-	(157,505)
Repayment of long-term debt	(5,441)	(3,552)	(14,699)	(112,670)
Proceeds on settlement of forward contracts	-	-	-	18,318
Repurchase of Class A subordinate shares (including share repurchase costs)	(111,953)	(29,358)	(387,111)	(33,576)
Issuance of shares	8,718	2,976	50,150	7,743
Change in subsidiary investment	-	-	(571)	-
Cash used in continuing financing activities	(108,676)	(29,934)	(244,997)	(132,996)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	12,798	(19,206)	(4,398)	7,028
Net (decrease) increase in cash and cash equivalents from continuing operations	(13,674)	85,547	51,171	221,679
Net cash and cash equivalents provided by discontinued operations	-	-	-	161
Cash and cash equivalents, beginning of period	408,272	186,427	343,427	50,134
Cash and cash equivalents, end of period (Note 2)	394,598	271,974	394,598	271,974
Interest paid	1,970	1,670	7,634	12,055
Income taxes paid	24,836	2,016	79,818	64,524

Non-cash transactions
Significant non-cash transactions which consist of capital asset and intangible asset additions, were entered into for a total amount of $25,899,000 for the three months ended June 30, 2010 and $55,198,000 for the nine months ended June 30, 2010 ($12,022,000 and $21,523,000 for the three and nine months ended June 30, 2009).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies

a) Basis of presentation

The interim consolidated financial statements for the three and nine months ended June 30, 2010 and 2009 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2009. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2009, except for new accounting policies adopted effective October 1, 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies (continued)

b) Change in accounting policies

On October 1, 2009, the Company has elected to early adopt the following Handbook Sections issued by the Canadian Institute of Chartered Accountants (“CICA”) in January 2009 as it primarily converges with the International Financial Reporting Standards (“IFRS”) and U.S. GAAP:

i)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interests and contingent considerations. Subsequent changes in fair value of contingent considerations classified as liabilities are recognized in earnings. Acquisition-related costs and restructuring costs are also to be expensed as incurred rather than capitalized as a component of the business combination. Also, the previously unrecognized future tax assets related to the acquiree subsequent to the business combination are recognized in earnings rather than as a reduction of goodwill.

ii)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

In accordance with the transitional provisions, these sections have been applied prospectively, except for the presentation requirements for non-controlling interest, which must be applied retrospectively. The significant effect of the adoption of these sections on the Company’s consolidated financial statements is described in Note 7. In addition, the Company’s consolidated financial statements reflect the above mentioned reclassifications of non-controlling interest. The effects on future periods will depend on the nature and significance of business combinations subject to these sections.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies (continued)

c) Future accounting policies

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of this new EIC on the consolidated financial statements.

2.	Cash and cash equivalents

	As at June 30, 2010	As at September 30, 2009
	$	$
Cash	153,858	203,160
Cash equivalents	240,740	140,267
	394,598	343,427

3.	Short-term investments

Short-term investments, comprised of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase. Short-term investments are designated as held-for-trading and are carried at fair value.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Intangible assets

	As at June 30, 2010			As at September 30, 2009
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Intangible assets
Contract costs
Incentives	237,577	184,056	53,521	247,146	185,296	61,850
Transition costs	192,593	91,457	101,136	169,087	77,138	91,949
	430,170	275,513	154,657	416,233	262,434	153,799
Other intangible assets
Internal-use software	87,923	64,151	23,772	88,128	59,033	29,095
Business solutions	288,334	176,841	111,493	284,341	160,423	123,918
Software licenses	166,580	118,790	47,790	144,861	108,127	36,734
Client relationships and other	331,743	246,501	85,242	341,188	228,959	112,229
	874,580	606,283	268,297	858,518	556,542	301,976
	1,304,750	881,796	422,954	1,274,751	818,976	455,775

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets that were acquired or internally developed during the period:

	Three months ended June 30		Nine months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Acquired	4,810	6,486	34,449	18,497
Internally developed	12,731	13,104	36,022	31,572
	17,541	19,590	70,471	50,069

5.	Credit facility

The Company has available a five-year unsecured revolving credit facility for an amount of $1,500,000,000 maturing in August 2012. As at June 30, 2010, an amount of $227,762,000 has been drawn upon this facility. Of this amount, US$100,000,000 was drawn during the nine months ended June 2010 and designated as an additional hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. subsidiaries (Note 13). No additional amount was drawn on the facility during the three months ended June 2010. An amount of $18,296,000 has been committed against the facility to cover various letters of credit issued for clients and other parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, stock options, contributed surplus and earnings per share

a) Capital stock

Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, as at September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270
Repurchased and cancelled(1)	(27,024,885)	(127,691)	-	-	(27,024,885)	(127,691)
Repurchased and not cancelled(1)	-	(2,191)	-	-	-	(2,191)
Issued upon exercise of options(2)	5,615,692	61,265	-	-	5,615,692	61,265
Balance, as at June 30, 2010	245,868,917	1,182,766	33,608,159	46,887	279,477,076	1,229,653

(1)
On January 27, 2010, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 25,151,058 Class A subordinate shares. During the nine months ended June 30, 2010, the Company repurchased 27,483,385 Class A subordinate shares for $393,274,000, under the previous and current NCIB. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $263,392,000, was charged to retained earnings. As at June 30, 2010, 384,200 of the repurchased Class A subordinate shares with a carrying value of $1,836,000 and a purchase value of $6,163,000 were held by the Company, and have been cancelled and paid subsequent to the quarter. In addition, 74,300 of the repurchased Class A subordinate shares with a carrying value of $355,000, and a purchase value of $1,204,000 were held and paid by the company, and have been cancelled subsequent to the quarter.

(2)
The carrying value of Class A subordinate shares includes $12,560,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, stock options, contributed surplus and earnings per share

b) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at September 30, 2009	28,883,835
Granted	8,399,860
Exercised	(5,615,692)
Forfeited	(3,632,421)
Expired	(998,630)
Outstanding, as at June 30, 2010	27,036,952

The following table presents the weighted average assumptions used to determine the stock-based compensation costs recorded in costs of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended June 30		Nine months ended June 30
	2010	2009	2010	2009
Stock-based compensation costs ($)	3,725	2,173	11,621	6,423
Dividend yield (%)	0.00	0.00	0.00	0.00
Expected volatility (%)	26.70	26.70	27.33	24.42
Risk-free interest rate (%)	2.86	1.94	2.48	3.06
Expected life (years)	5.00	5.00	5.00	5.00
Weighted average grant date fair values ($)	4.45	2.96	3.63	2.59

c) Contributed surplus

$
Balance, as at September 30, 2009	80,737
Compensation costs associated with exercised options	(12,560)
Stock-based compensation costs	11,621
Balance, as at June 30, 2010	79,798

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, stock options, contributed surplus and earnings per share

d) Earnings per share from continuing operations

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

				Three months ended June 30
	2010			2009
	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)
	$		$	$		$
Basic	85,824	281,996,673	0.30	76,530	307,647,413	0.25
Dilutive options (3)		8,229,447			3,852,760
Diluted	85,824	290,226,120	0.30	76,530	311,500,173	0.25

				Nine months ended June 30
	2010			2009
	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)
	$		$	$		$
Basic	278,392	288,297,942	0.97	232,608	308,139,673	0.76
Dilutive options (3)		8,148,502			3,083,669
Diluted	278,392	296,446,444	0.94	232,608	311,223,342	0.75

(1)	Attributable to shareholders of CGI Group Inc.

(2)
The 27,483,385 Class A subordinate shares repurchased during the nine months ended June 30, 2010 (3,416,444 during the nine months ended June 30, 2009), were excluded from the calculation of weighted average number of shares outstanding as of the date of repurchase.

(3)
The calculation of diluted earnings per share excluded 143,000 and 8,091,664 options for the three and nine months ended June 30, 2010, respectively, and 5,532,928 and 6,383,414 for the three and nine months ended June 30, 2009, respectively, as they were anti-dilutive.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Investments in subsidiaries

Business combination adjustments

Future income tax assets related to losses carried forward acquired in past business acquisitions that were not recognized as an identifiable asset at the date of acquisition were recognized during the three and nine months ended June 30, 2010, resulting in a corresponding decrease in income tax expense of $4,261,000 and $7,378,000. The transitional rules of the new Section 1582 require that a change in recognized acquired future income tax assets arising from past business combinations be recorded through the income tax expense. Prior to the adoption of Section 1582, the corresponding decrease would have been applied to goodwill.

8.	Amortization

Three months ended June 30			Nine months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Amortization of capital assets	17,786	16,812	52,595	47,197
Amortization of intangible assets
Contract costs related to transition costs	5,710	5,870	16,935	15,755
Other intangible assets	20,836	24,842	66,297	76,309
	44,332	47,524	135,827	139,261
Amortization of contract costs related to incentives (presented as reduction of revenue)	5,697	5,233	16,173	15,817
Amortization of deferred financing fees (presented in interest on long-term debt)	321	321	964	964
	50,350	53,078	152,964	156,042

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Accumulated other comprehensive loss

	Balance, as at September 30, 2009	Net changes incurred during the nine months	Balance, as at June 30, 2010
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $11,527 as at June 30, 2010 and $10,464 as at September 30, 2009)	(359,423)	(30,945)	(390,368)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $12,385 as at June 30, 2010 and $11,623 as at September 30, 2009)	61,000	4,753	65,753
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,806 as at June 30, 2010 and $4,422 as at September 30, 2009)	12,433	599	13,032
	(285,990)	(25,593)	(311,583)

For the nine months ended June 30, 2010, $9,147,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $2,834,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

10.	Income Taxes

The Company’s effective income tax rate for the three months ended June 30, 2010 and 2009 were 28.53% and 30.95%, respectively. For the three months ended June 30, 2010, the expense contained a favorable tax adjustment of $4,932,000 mainly as a result of the final determinations and expiration of limitation periods and an unfavorable tax adjustment of $1,345,000 from non-deductible transaction costs related to the proposed acquisition of Stanley, Inc. (“Stanley”)  described in Note 15. Without these tax adjustments, the Company’s income tax rate for the three months ended June 30, 2010 would have been 31.51%.

The Company’s effective income tax rate for the nine months ended June 30, 2010 and 2009 were 22.08% and 26.82%, respectively. For the nine months ended June 30, 2010, the expense contained favorable tax adjustments of $35,464,000 mainly as a result of the final determinations and expiration of limitation periods and an unfavorable tax adjustment of $1,345,000 from non-deductible transaction costs related to the proposed acquisition of Stanley. For the nine months ended June 30, 2009, the expense contained a favorable income tax adjustment of $15,900,000 mainly pertaining to settlements related to past years’ tax liabilities. Without these tax adjustments, the Company’s income tax rate for the nine months ended June 30, 2010 and 2009 would have been 31.62% and 31.81%, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Segmented information

The Company is managed through three operating segments in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2010	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	548,721	333,531	57,158	-	939,410
Intersegment revenue elimination	(10,082)	(21,052)	(6,662)	-	(37,796)
Revenue	538,639	312,479	50,496	-	901,614
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, gain on sale of assets, income tax expense(1)	103,237	43,357	(951)	(21,169)	124,474
Total assets	2,177,351	1,022,468	165,770	447,549	3,813,138

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $31,319,000, $15,227,000, $923,000 and $2,560,000, respectively.

As at and for the three months ended June 30, 2009	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	547,635	358,838	76,298	-	982,771
Intersegment revenue elimination	(9,048)	(17,255)	(6,049)	-	(32,352)
Revenue	538,587	341,583	70,249	-	950,419
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	77,356	42,951	5,930	(13,102)	113,135
Total assets	2,359,594	1,102,854	213,519	312,249	3,988,216

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $29,441,000, $17,673,000, $1,508,000, and $4,135,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Segmented information (continued)

As at and for the nine months ended June 30, 2010	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	1,643,953	1,011,077	182,354	-	2,837,384
Intersegment revenue elimination	(33,086)	(62,143)	(17,094)	-	(112,323)
Revenue	1,610,867	948,934	165,260	-	2,725,061
Earnings (loss) from continuing operations before interest on long- term debt, interest income, other (income) expenses, gain on sale of assets, income tax expense(1)	288,334	129,470	(939)	(48,992)	367,873
Total assets	2,177,351	1,022,468	165,770	447,549	3,813,138

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $92,455,000, $46,003,000, $4,784,000 and $8,758,000, respectively.

As at and for the nine months ended June 30, 2009	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	1,676,653	1,070,789	236,516	-	2,983,958
Intersegment revenue elimination	(24,357)	(43,870)	(16,621)	-	(84,848)
Revenue	1,652,296	1,026,919	219,895	-	2,899,110
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	221,973	135,140	16,372	(38,872)	334,613
Total assets	2,359,594	1,102,854	213,519	312,249	3,988,216

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $87,291,000, $51,468,000, $4,409,000 and $11,910,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Intersegment revenue is priced as if revenue was from third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Contingencies and Guarantees

a) Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

b) Guarantees

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $20,820,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As of June 30, 2010, the Company provided for a total of $113,141,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Financial instruments and hedges

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

a) Hedge on net investment in self-sustaining foreign subsidiaries

During the nine months ended June 30, 2010, the Company designated a debt of US$100,000,000 as an additional hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. subsidiaries. During the three months ended June 30, 2010, there was no net investment hedge entered into.

Foreign exchange translation gains or losses on the net investment are recorded in the consolidated statements of comprehensive income. The effective portion of gains or losses on instruments hedging the net investment is also recorded in the consolidated statements of comprehensive income.

b) Cash flow hedges on future revenue

During the nine months ended June 30, 2010, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future revenue for a period of 12 months. During the three months ended June 30, 2010, there were no foreign currency forward contracts entered into.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value in the consolidated balance sheets.

The effective portion of the change in fair value of the derivative instruments is recognized in the consolidated statements of comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized.

During the three and nine months ended June 30, 2010, there was no ineffectiveness recorded in the consolidated statements of earnings.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Financial instruments and hedges (continued)

The following table summarizes the fair value of outstanding hedging instruments:
		As at June 30, 2010	As at September 30, 2009
Hedge on net investments in self-sustaining foreign subsidiaries	Recorded as	$	$
US$200,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$100,000 as at September 30, 2009)	Long-term debt	212,120	107,220
€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2009)	Long-term debt	15,642	18,823
Cash flow hedges on future revenue
US$145,950 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$192,660 as at September 30, 2009)

	Other current assets Other long-term assets	2,250 16,723	8,303 16,148
US$52,350 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$62,940 as at September 30, 2009)	Other current assets Other long-term assets Other long-term liabilities	2,129 852 -	1,495 488 78
$95,185 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($110,315 as at September 30, 2009)	Accrued liabilities Other long-term liabilities	1,762 3,223	2,005 7,570
Cash flow hedges on the Senior U.S. unsecured notes
US$107,000 foreign currency forward contracts (US$107,000 as at September 30, 2009)	Other current assets Other long-term assets	3,859 1,253	- 5,736

The Company expects that approximately $8,213,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at June 30, 2010 will be reclassified in net earnings in the next 12 months.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

14.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2009.

	Three months ended June 30		Nine months ended June 30
	2010	2009 (Restated Note 1b)	2010	2009 (Restated Note 1b)
Reconciliation of net earnings:	$	$	$	$
Net earnings – Canadian GAAP	85,880	76,678	278,690	234,565
Adjustments for:
Stock-based compensation	(905)	(860)	(73)	(2,863)
Warrants	161	351	863	1,053
Other	(65)	(876)	-	(406)
Net earnings – U.S. GAAP	85,071	75,293	279,480	232,349
Attributable to:
Shareholders of CGI Group Inc.	85,015	75,145	279,182	231,700
Non-controlling interest	56	148	298	649
Basic earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	0.30	0.24	0.97	0.75
Diluted earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	0.29	0.24	0.94	0.74
Net earnings – U.S. GAAP	85,071	75,293	279,480	232,349
Other comprehensive income (loss)	18,967	(49,790)	(25,593)	100,158
Comprehensive income – U.S. GAAP	104,038	25,503	253,887	332,507
Attributable to:
Shareholders of CGI Group Inc.	103,982	25,355	253,589	331,858
Non-controlling interest	56	148	298	649

	As at June 30, 2010	As at September 30, 2009
	$	$
Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. – Canadian GAAP	2,194,808	2,275,254
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(7,125)	(7,988)
Reversal of income tax provision	(7,969)	(7,969)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(3,265)	(3,265)
Equity attributable to shareholders of CGI Group Inc. – U.S. GAAP	2,262,353	2,341,936
Equity attributable to non-controlling interest - Canadian and U.S. GAAP	6,370	6,342

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

14.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

Recent accounting changes

In December 2007, the Financial Accounting Standard Board (“FASB”) issued ASC Topic 805, “Business Combinations,” which became effective for the Company as of October 1, 2009 via prospective application to business combinations. This standard is similar to the corresponding provisions of CICA Section 1582, “Business Combinations”, (refer to Note 1b). As a result of the adoption of ASC Topic 805, tax adjustments for a total amount of $4,261,000 and $29,716,000 related to the final determinations and expiration of limitation periods were recognized during the three and nine months ended June 30, 2010 as a reduction of the income tax expense rather than applied to goodwill. This new accounting treatment is consistent with CICA Section 1582. Consequently, there is no GAAP difference in the three and nine months ended June 30, 2010 with respect to these items.

In December 2007, the FASB issued ASC Topic 810, “Consolidation”, which became effective for the Company as of October 1, 2009 via retrospective application. This standard is similar to the corresponding provisions of CICA  Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, (refer to Note 1b). The Company adopted ASC Topic 810 without significant effect on the Company’s consolidated financial statements.

The effects on future periods will depend on the nature and significance of business combinations subject to these standards.

15.	Proposed acquisition

On May 7, 2010, the Company announced a definitive merger agreement with Stanley, Inc. a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. CGI commenced the cash tender offer to acquire all of Stanley’s outstanding shares of common stock at US$37.50 per share (representing an enterprise value of approximately US$1,074,050,000). The transaction will be funded from the Company’s cash on hand and existing credit facilities. The closing of the tender offer, which is expected to occur during the fall of 2010, is subject to customary terms and conditions, including the tender of at least a majority of Stanley’s shares and regulatory approvals.

The Company expensed $4,228,000 of acquisition-related costs during the three months ended June 30, 2010. These acquisition related-costs consist mainly of professional fees incurred for the acquisition and are presented in costs of services, selling and administrative expenses.